Gary D. Woerz

May 17, 2007

Board of Directors
Hammonds Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

Re: Resignation

Gentlemen:

I hereby resign as an officer and director of Hammonds Industries, Inc and its subsidiaries. I have had no disagreement with the Registrant's operations, policies or practices.

I am submitting this resignation in order to pursue other business opportunities.

Very truly yours,

/s/ Gary D. Woerz